Polestar Automotive Holding UK Limited

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

December 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited

Registration Statement on Form F-4

Filed on November 12, 2021

File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated December 9, 2021, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Form F-4 filed November 12, 2021

Cover Page

1.

Staff’s Comment: Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but an England and Wales holding company with operations conducted by your subsidiaries in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: Polestar acknowledges the Staff’s comment and has revised the cover page accordingly.

2.

Staff’s Comment: Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: Polestar acknowledges the Staff’s comment and notes that while Polestar has manufacturing operations in China, Polestar’s ordinary shares and/or warrants underlying the Class A ADSs and the ADWs or Class C ADSs are issued by a company incorporated under the laws of England and Wales with headquarters in Sweden and global operations, including manufacturing operations in China. Polestar’s ability to issue and sell securities or list those securities or ADSs representing those securities on a U.S. or foreign exchange are not subject to the permissions requirement of the China Securities Regulatory Commission (“CSRC”). Additionally, Polestar’s principal business operations in China are not subject to the special market access administration for foreign investment. Furthermore, Polestar does not employ a variable interest entity (“VIE”) structure. Accordingly, regulatory actions by China’s government with respect to the use of VIEs, as well as data security and anti-monopoly concerns (to the extent such concerns relate to the issuance of securities) are not applicable to Polestar. With respect to disclosure about the legal and operational risks associated with having its manufacturing operations in China, Polestar has supplemented its disclosure on the cover page and on pages 41, 65, and 84 to 87 of the amended Registration Statement.

3.

Staff’s Comment: Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on accordingly.

Summary of the Proxy Statement/Prospectus, page 40

4.

Staff’s Comment: Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under any VIE, if any.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that Polestar’s principal operating entity is Polestar Performance AB, a corporation organized in Sweden (“Polestar Sweden”) and—upon completion of the Business Combination will be—a wholly owned subsidiary of ListCo. Cash flows are principally comprised of payments by Polestar Sweden to Polestar subsidiaries in China for purchase of Polestar vehicles manufactured in China and payment of technology license fees by Polestar subsidiaries in China in connection with Polestar vehicles sold in China. Polestar may be subject to foreign exchange risk with respect to cash transfers within the group, including restrictions on cross border payments imposed by the Chinese government. To date, Polestar is not subject to any restrictions on foreign exchange or on its ability to transfer cash between entities, across borders, and to U.S. investors. Currently, there are no restrictions on the ability of Polestar’s subsidiaries to distribute earnings or pay dividends subject to there being sufficient distributable reserves. To date, Polestar subsidiaries in China have not paid any dividends or made any distributions to Polestar Sweden in the absence of distributable reserves. Polestar does not employ a VIE structure. Polestar has supplemented its disclosure on pages 41, 288, and 289 of the amended Registration Statement.

5.

Staff’s Comment: In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Polestar acknowledges the Staff’s comment and has supplemented its disclosure in the summary of risk factors and on pages 65 and 84 to 87 of the amended Registration Statement. Further, Polestar respectfully advises the Staff that it is not a China-based issuer, but rather, it is a company incorporated under the laws of England and Wales, headquartered in Sweden and with global operations, including manufacturing operations in China.

6.

Staff’s Comment: Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC) or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that it is a corporation organized under the laws of England and Wales, headquartered in Sweden and with global operations, including manufacturing operations in China. Accordingly, Polestar is not subject to the permissions requirements of the CSRC with respect to the issue of securities by Polestar to investors. Polestar is regulated by the Cyberspace Administration of China and certain other entities that are required to approve Polestar’s operations in China by virtue of having operations in China. Polestar and its subsidiaries have received all requisite permissions to operate in China and has not been denied any permission in the past. Polestar has supplemented its disclosure on page 295 and added a new risk factor in response to this comment on pages 85 to 87 of the amended Registration Statement.

7.

Staff’s Comment: Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: Polestar acknowledges the Staff’s comment and refers the Staff to the response to comment number 2.

8.

Staff’s Comment: Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that Polestar’s independent registered public accounting firm is Deloitte AB, located in Gothenburg, Sweden. As reflected on the PCAOB’s website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in only two jurisdictions: China and Hong Kong. Polestar has supplemented its disclosure on pages 104 and 105 of the amended Registration Statement.

Risk Factors, page 69

9.

Staff’s Comment: Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: As noted in Polestar’s response to comment 5 above, Polestar acknowledges the Staff’s comment and has revised the disclosure accordingly.

10.

Staff’s Comment: In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: Polestar acknowledges the Staff’s comment and has included a new risk factor in response to the Staff’s comment on pages 85 to 87 of the amended Registration Statement.

11.

Staff’s Comment: Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: Polestar acknowledges the Staff’s comment and has supplemented its disclosure on pages 104 and 105 of the amended Registration Statement.

Reasons for the Business Combination, page 183

12.

Staff’s Comment: We note your disclosure on page 183 that for three years following the closing, the Post- Combination Company Board must be comprised of a majority of independent directors. Please revise to state that the Post-Combination Company may avail itself of the exemption available to controlled companies after the three year period.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that while the Post-Combination Company may avail itself of the exemption available to controlled companies after three years as it relates to the composition of the Post-Combination Company Board (the “Exemption”), the GGI Board did not consider the Exemption as a factor in its determination to recommend the proposed Business Combination to its stockholders. Additionally, Polestar respectfully advises the Staff that disclosure related to the Exemption can be found on page 345 of the amended Registration Statement.

Certain Financial Projections Provided to the GGI Board, page 192

13.

Staff’s Comment: We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: Polestar acknowledges the Staff’s comment and has revised the disclosure on pages 202 and 203 of the amended Registration Statement accordingly.

Polestar’s Management’s Discussion and Analysis of Financial condition and Results of Operations

Critical accounting policies and estimates, page 304

14.

Staff’s Comment: We note that certain services and msaintenance is included with the sale of each Polestar vehicle, and that residual approach is used to allocate the transaction price to the performance obligations associated with the sale of vehicle. Please tell us how you met one of the criteria in IFRS 15.79(c), including your consideration for the maximum use of observable inputs under IFRS 15.78. Also, expand your disclosure to outline the reasons for your use of this method and the amount of revenue recognized in the periods presented where the residual method is used.

Response: Polestar respectfully advises the Staff that Polestar’s performance obligations in its contracts for the sale of a vehicles include (1) the delivery of a PS1 or PS2 vehicle, (2) provision of connected services and maintenance (e.g. Polestar Assistance, Polestar Connect). The prices for each of these performance obligations are included in the total transaction price. Polestar does not offer connected services and maintenance as packages to customers outside of contracts for the sale of a vehicle. That means that a customer who already owns a PS1, PS2, or a third-party vehicle cannot purchase Polestar Assistance or Polestar Connect alone. Polestar’s connected services and maintenance are only available with the purchase of a new vehicle. Further, Polestar does not offer the sale of a PS1 or PS2 without the inclusion of connected services and maintenance. As such, the stand-alone selling price of each performance obligation is not directly and separately observable and Polestar is required to estimate each stand-alone selling price under the guidance in IFRS 15.78-80.

In assessing the most appropriate way to allocate the transaction price between performance obligations in contracts for the sale of a vehicle, Polestar noted that IFRS 15.80 states entities may use a combination of the estimation methods listed in IFRS 15.79 when certain goods or services in a contract have highly variable or uncertain stand-alone selling prices. Due to (1) the new technologies and complexities associated with electric vehicles, (2) lack of directly comparable vehicles in the market, and (3) that commercialization of Polestar’s vehicles began in the fiscal year 2020, Polestar does not believe that utilizing either the adjusted market assessment approach or the expected cost plus margin approach would provide an appropriate estimate of the stand-alone selling price for a vehicle. Estimating a market price or a margin for an electric vehicle like the PS1 and PS2 is challenging because (1) the technologies in the vehicles are relatively new and complex, (2) there is a lack of direct competitors that have reached the stage of commercializing their electric vehicles and (3), for the competitors that do commercialize, there is a wide variation in market price. While Polestar can reasonably determine the expected cost of its vehicles, determining a margin that would be appropriate is equally as challenging as determining a market price for the same reasons. Despite this uncertainty, Polestar acknowledges the most valuable element of a contract for the sale of a vehicle is the delivery of the vehicle and not the connected services and maintenance.

Polestar determined it has the ability to reliably estimate the stand-alone selling prices of the connected services and maintenance utilizing the expected cost plus margin approach because (1) Polestar’s costs related to fulfilling these performance obligations were specifically considered when designing them into the contract for the sale of a vehicle leading up to commercialization, (2) the forecasted costs from our experienced suppliers that are required for Polestar to satisfy each performance obligation are not expected to vary dramatically, and (3) the appropriate margins are small or insignificant.

Based on these considerations, Polestar determined it is most appropriate to allocate the transaction price in contracts for the sale of vehicles by estimating the stand-alone selling price of the connected services and maintenance and the vehicle by utilizing a combination of the expected cost plus margin approach and residual approach under the guidance in IFRS 15.79-80. Polestar respectfully advises the Staff that Polestar has updated its disclosure on pages 314 and 315 to include the reasons for the different stand-alone selling price estimation methods used. Further, Polestar would like to draw the Staff’s attention to the disclosure on page F-68, sales of vehicles are inclusive of the insignificant stand-ready obligations related to connected services and maintenance identified above and the majority of the revenue disclosed in this category is recognized under the residual method. Therefore, Polestar believes that the latest presentation provides readers of the financial statements with all relevant information necessary to understand the nature and extent of the transaction price allocation methods used by Polestar.

Note (H), page 329

15.

Staff’s Comment: You state that your pro forma adjustments give effect to reflect the approval of the Warrant Amendment Proposal. Please revised your introductory paragraph and Note 1 to the pro forma financial information to include the approval of the Warrant Amendment Proposal in your assumption and your basis for doing so.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma adjustments give effect to the approval of the Warrant Amendment Proposal as the Class C-1 and Class C-2 Shares to be issued by the Post-Combination Company in exchange for the Public and Private GGI Warrants (“existing GGI Warrants”), respectively, will effectively maintain the same terms as the Public and Private GGI Warrants, resulting in similar economic benefits to the holder.

As the holder’s economic benefits would not change, Polestar believes it is in the best interest of the existing warrant holders to permit the conversion of Public and Private GGI Warrants to Class C-1 and Class C-2 Shares, respectively. This is due to potential additional tax expenses for the Post-Combination Company where, in this event, the existing GGI warrants would be cancelled, and Post-Combination Company Warrants (“ListCo Warrants”) would be issued in their place, with the same terms as the existing GGI Warrants. Therefore, it is advantageous for the existing warrant holders to approve the Warrant Amendment Proposal.

Furthermore, the redemption scenarios reflected throughout the pro forma financial statements require approval by GGI Public Stockholders to approve the Business Combination Proposal. Both redemption scenarios assume less than 50% of GGI Public Stockholders exercise their redemption rights with respect to their Class A Common Stock upon consummation of the Business Combination. Similarly, approval of the Warrant Amendment Proposal requires at least 50% of outstanding GGI Public Warrant holders to cast an affirmative vote at the Warrant Holder Meeting. While these require two separate voting approvals, the exact outcome of these votes is unknown at the time of this filing. Upon Closing of the Business Combination, the pro forma financial statements will be updated to reflect the events that took place upon consummation of the Business Combination.

In response to the SEC Staff’s comment, Polestar has revised the introductory paragraph and Note 1 to the pro forma financial information.

16.

Staff’s Comment: We note your disclosure on page B-15 and B-16 indicating that Class C-2 Shares may be converted for cash or to Class A Shares on a cashless basis, if held by the Sponsor or any of its Permitted Transferees. We also note that, if held by other holders, Class C-2 Shares have the same rights, preferences, privileges and restrictions as Class C-1 Shares which are classified as a liability. Please tell us how you determined that GGI private warrants, which will be exchanged for Class C-2 Share upon approval of the warrant amendment proposal, should be recorded in equity. Refer to paragraphs 16B and 26 of IAS 32.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that the Private GGI Warrants, which will be exchanged for Class C-2 Shares (“C-2 Shares” or “Private ListCo Warrants”) upon approval of the Warrant Amendment Proposal are appropriately classified in equity based on the IFRS 2 guidance as follows:

Class C-2 Shares will effectively maintain the same terms as the existing Private GGI Warrants, which fall within the IFRS 2.2 scope criteria where they represent share-based payment transactions in which the services are received from the Sponsor.

Class C-2 Shares qualify as equity-settled share-based payment transactions rather than cash-settled share-based payment transactions, as it is in the scope of IFRS 2 and may not be settled in cash or other assets.

Prior to entering into the Business Combination Agreement with Polestar, the GGI Sponsors facilitated the Business Combination Agreement while acting in their role as management. In exchange for their services as employees, the Sponsors were compensated with founder shares and the Private GGI Warrants. As the Private GGI Warrants represented a share-based payment transaction in which the SPAC receives services from the Sponsor, Polestar determined that the Private GGI Warrants met the criteria in IFRS 2.2.

As noted in Comment 15, in the event the Warrant Amendment Proposal is not approved, Class C-2 Shares would not be issued and the Private GGI Warrants would be cancelled, with new Private ListCo Warrants issued in their place. Both the Private ListCo Warrants and Class C-2 Shares effectively have the same terms as the Private GGI Warrants. Therefore, the Class C-2 Shares represent replacement financial instruments with equivalent terms but are issued to the Sponsor for ListCo to receive the public listing service. Despite the difference in services (i.e. facilitation of the SPAC and securing a business combination vs. providing a public listing service), the Sponsor is still the service provider receiving the financial instruments as compensation. The Sponsor’s obligations in exchange for such compensation are not fulfilled until a private operating company is listed due to the fact that special purpose acquisition companies are incepted with one goal: to effect a business combination in order to bring a private company to the public markets. Therefore, the Class C-2 Shares are accounted for under IFRS 2 under the same logic as the existing Private GGI Warrants.

In order to classify the share-based payment transaction as equity-settled or cash-settled under the definitions in IFRS 2 Appendix A, Polestar considered the terms of the Class C-2 Shares since they maintain the same terms as the existing Private GGI Warrants. Specifically, Polestar considered the settlement terms (i.e., Exercise and Redemption terms) of the Class C-2 Shares, noting that the Sponsor (or permitted transferee) have the option to choose settlement of the Class C-2 Shares on a cash basis and a cashless basis.

On a cash basis, the Class C-2 Shares are converted into a fixed number of Class A Shares for the price of $11.50 per share. This option does not allow the Sponsor (or permitted transferees) or the Post-Combination Company to choose settlement in cash or other assets. The Conversion for cash of Class C-2 Shares into Class A Shares (under Article 13.6 on page B-15) allows the holder to exchange their Class C-2 shares into Class A Shares at a price of $11.50 per share.

Furthermore, there are no redemption rights associated with the Class C-2 Shares if they continue to be held by the Sponsor or permitted transferees. If they are transferred to a third-party investor other than the Sponsor (or permitted transferees), they will automatically convert to Public Class C-1 Shares.

IFRS 2 Appendix A, defines cash settled-based payment transactions as “A share-based payment transaction in which the entity acquires goods or services by incurring a liability to transfer cash or other assets to the supplier of those goods or services for amounts that are based on the price (or value) of equity instruments (including shares or share options) of the entity or another group entity”.

Under IFRS 2.A, as there is no option to settle the Class C-2 Shares in cash or other assets, they do not meet the definition of a cash-settled share-based payment transaction. By default, this means that the issuance of Class C-2 Shares meets the definition of an equity-settled share-based payment transaction.

On a cashless basis, the Class C-2 Shares are converted into a variable number of Class A Shares that is calculated using the following formula:

(Number of shares of Class A Shares underlying the instrument) * (FMV – Warrant Price) / FMV

As the Sponsors who hold the warrants (or permitted transferees) have the option to choose between settlement of the private ListCo Warrants or Class C-2 Shares on a cash or cashless basis, a question arises to as to whether the issuance of the private ListCo Warrants or Class C-2 Shares can be classified as an equity-settled share-based payment transaction. Specifically, settlement of the private ListCo Warrants or Class C-2 Shares on a cashless basis introduces settlement variability because the formula (as shown above) used to determine settlement upon exercise will result in the issuance of a number of shares of Class A Shares in the Post-Combination Company that varies depending on FMV at the time of exercise. Further, the cashless basis introduces settlement variability as the formula used to determine settlement upon exercise will result in the issuance of a number of Class A Shares that varies depending on the fair market value at the time of the exercise.

To assess this question and circumstance, Polestar considered the guidance in IFRS 2.BC106-108 and IFRS 2.BC110.

IFRS 2.BC106 states “… under the definitions of liabilities and equity in the Framework, both shares and share options are equity instruments, because neither instrument requires the entity to transfer cash or other assets. Similarly, all contracts or arrangements that will be settled by the entity issuing shares or share options are classified as equity. However, this differs from the distinction between liabilities and equity applied in IAS 32. Although IAS 32 also considers, in its debt/equity distinction, whether an instrument contains an obligation to transfer cash or other assets, this is supplemented by a second criterion, which considers whether the number of shares to be issued (and cash to be received) on settlement is fixed or variable. IAS 32 classifies a contract that will or may be settled in the entity’s own equity instruments as a liability if the contract is a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.”

IFRS 2.BC107 states “In some cases, the number of share options to which employees are entitled varies. For example, the number of share options to which the employees will be entitled on vesting date might vary depending on whether, and to the extent that, a particular performance target is exceeded. Another example is share appreciation rights settled in shares. In this situation, a variable number of shares will be issued, equal in value to the appreciation of the entity’s share price over a period of time.

IFRS 2.BC108 states “Therefore, if the requirements of IAS 32 were applied to equity-settled share-based payment transactions, in some situations an obligation to issue equity instruments would be classified as a liability. In such cases, final measurement of the transaction would be at a measurement date later than grant date.”

IFRS 2.BC110 states “The Board concluded that the requirements in IAS 32, whereby some obligations to issue equity instruments are classified as liabilities, should not be applied in the IFRS on share-based payment. The Board recognises that this creates a difference between IFRS 2 and IAS 32. Before deciding whether and how that difference should be eliminated, the Board concluded that it is necessary to address this issue in a broader context, as part of a fundamental review of the definitions of liabilities and equity in the Framework, particularly because this is not the only debt/equity classification issue that has arisen in the share-based payment project, as explained below.”

Polestar considered that IFRS 2.BC107 and IFRS 2.BC108 permits equity classification even when the number of share options to which employees are entitled varies. The example referenced under IFRS 2.BC107 and IFRS 2.BC108 is applicable to the Post-Combination Company as the number of shares to which the GGI Sponsors, acting as employees has variability as noted above. Given that neither the cash or cashless basis of settlement requires the Post-Combination Company to transfer cash or other assets, they are classified as equity instruments under IFRS 2. As noted in IFRS 2.BC106 and IFRS 2.BC110, this differs from the liability and equity distinction in IAS 32, as IAS 32 considers whether the number of shares to be issued (and cash to be received) on settlement is fixed or variable.

Based on the guidance above, Polestar determined that as the issuance of the Private ListCo Warrants or Class C-2 Shares is within the scope of IFRS 2 and may not be settled in cash or other assets under any circumstance, the instruments should be equity classified under IFRS 2.

Note (L.1), page 329

17.

Staff’s Comment: We note from your footnote disclosure that you recognized the Earn Out Shares as a financial liability measured at fair value in the pro forma balance sheet and statement of operations in accordance with IAS 32. However, while the estimated valuation of the financial liability of $1.3 billion as of June 30, 2021 has been reflected on the pro forma balance sheet with the corresponding charge against retained earnings, we note no impact to the pro forma statements of operations. Please explain why you believe this presentation is appropriate.

Response: Polestar acknowledges the Staff’s comment and respectfully advises that Polestar recognized the Earn Out Shares as a financial liability measured at fair value under IAS 32 as the arrangement may result in the Post-Combination Company issuing a variable number of shares in the future. As background, the Earn Out Shares will be provided by the Post-Combination Company to all existing Parent shareholders of Polestar on a pro rata basis, therefore the Earn Out is deemed to be a pro rata dividend to these shareholders. As such, a liability would be recorded for the fair value of the shares and accumulated deficit would be increased by the same amount. As this is determined to be a deemed dividend, there is no impact to the pro forma statement of operations.

The fair value of the liability has been determined using a Monte Carlo analysis as further described in the response to Comment 18 below.

While there is no impact on the pro forma statement of operations upon the initial recording of the deemed dividend in connection with the Closing, in each subsequent reporting period Polestar will determine the fair value of the liability at the reporting date, and changes in the fair value measurement of the liability will be recognized in the statement of operations. Polestar has assumed the June 30, 2021 fair value of the Earn Out Shares is consistent for all periods presented in the unaudited pro forma condensed combined financial information as any changes in the fair value that would occur between the periods of January 1, 2020 and June 30 2021, cannot be reasonably estimated due to the lack of additional reliable data regarding changes in the key inputs to the calculations, primarily the market price of the Post-Combination Company’s shares and equity volatility related to peer company data.

In response to the SEC Staff’s comment, Polestar has revised the disclosure in Note L.1 to clarify the recognition of fair value changes in the statement of operations and the recognition of the Earn Out Share arrangement as a pro rata dividend.

18.	Staff’s Comment: Notwithstanding the above, please tell us and revise your disclosure to explain why you believe the issuance of earn out shares is probable for pro forma presentation purposes.

Response: Polestar acknowledges the Staff’s comment and respectfully advises that the pro forma adjustment related to the Earn Out Shares represents the estimated fair value of the financial lability under IAS 32 at the Closing. The estimated fair value was determined by a Monte Carlo simulation. The Monte Carlo simulation takes into account all possible scenarios regarding the probability of the vesting of Earn Out shares when determining the fair value of the financial liability.

Further, as described in the section titled “The Business Combination Agreement,” the Earn Out shares will be issued in different tranches based on the achievement of certain performance conditions related to the stock price of the Post-Combination Company. As the achievement of the stock price hurdle requirements outlined in the arrangement are not estimable as of the date of this filing, Polestar has not included a pro forma adjustment related to the issuance of the Earn Out Shares. In future periods, the Post-Combination Company will record an entry to reflect the issuance of shares once the conditions of each tranche are achieved.

In response to the SEC Staff’s comment, Polestar has revised the disclosure in Note L.1 to clarify the recognition of fair value changes in the statement of operations and the recognition of the Earn Out Share arrangement as a pro rata dividend.

Conversion or Redemption Rights, page 370

19.	Staff’s Comment: Please discuss whether any events would trigger the mandatory conversion of Class B Ordinary Shares into Class A shares.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that there are no mandatory events that would trigger conversion of the Post-Combination Company Class B Shares into Post-Combination Company Class A Shares.

Polestar Automotive Holding Limited

Note 1. Significant accounting policies and judgements

Segment reporting, page F-42

20.

Staff’s Comment: We note from disclosures provided elsewhere in the filing, you have cars on the road in fourteen markets across Europe, North America and China where you also have operations and subsidiaries. In this regard, please revise your segment disclosures to include geographic information about revenues and assets to the extent that revenues derived from foreign countries or assets located in foreign countries are material. Refer to IFRS 8.31 and 33.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that except for the low-volume sales of the PS1, Polestar did not begin the commercialization and sale of vehicles until the third quarter of 2020. Therefore, Polestar does not believe a presentation of quantitative revenue disclosure by geographic region or individual countries is material to the users of the financial statements as Polestar just started rapid expansion and penetration into new regions. As of the end of the presented fiscal years, more than 90% of the revenues are within Europe, mainly in Sweden, Norway and the Netherlands.

In response to the Staff’s Comment, Polestar has amended the segment reporting disclosure on page F-66, within Note- 1. Significant accounting policies and judgements – Segment reporting, to disclose revenues are primarily from Europe and revenues outside of Europe are less than 10%, and less than 1% of sales occurred in China, the Group’s country of domicile.

Polestar respectfully advises the Staff that Polestar’s business strategy is to remain asset light in efforts to keep direct costs and capital expenditures low. Therefore, property, plant and equipment represents less than 10% of total assets, and Polestar does not believe sharing a non-current asset breakdown by geographic region is information that will be useful to the users of the financial statements.

Going forward, as Polestar continues to commercialize it products globally, in line with its strategy, as well as the presentation of non-current assets on a geographic basis.

Revenue Recognition, page F-43

21.

Staff’s Comment: We note your disclosure on page 280 indicating that, to deliver aftermarket services to your customers, you rely on the existing service contracts Volvo Cars have with its service and repair network members. Please tell us whether you recognize revenue on a gross or net basis for these aftermarket services and explain how you considered the guidance in paragraph B34-B38 of IFRS 15.

Response: Polestar acknowledges the Staff’s comment and respectfully advises that Polestar considered the guidance in IFRS 15.B34-B38 in evaluating the arrangement between Polestar, Volvo Cars, and Volvo Cars’ service point operators as described on pages 288 to 290.

Included in Polestar’s contract with its customer for a vehicle are performance obligations for Polestar to provide its customer services and maintenance for a specified period of time. Because Polestar does not have an established service network, it utilizes Volvo Cars’ network.

Volvo Cars enters into service contracts with service providers and signs, enters into, and/or amends existing service contracts with its service providers to include the service of Polestar vehicles in the scope of Volvo Cars’ dealer agreement. The service point operators invoice Volvo Cars for the services provided in relation to Polestar’s customer’s cars, and Volvo Cars subsequently invoices Polestar for the entire amount of the original invoice to Volvo Cars from the service point operators.

IFRS 15.B35 states that “An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” IFRS 15.B37 states that one such indicator of a company controlling the good or service transferred to the customer is that it has the primary responsibility for fulfilling the promise to provide the specified good or service. IFRS 15.B36 states that “an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party.” Polestar bears the responsibility to ensure that the promise to its customers for a specific good or service to be provided is fulfilled. The service point operators provide goods and/or services to Polestar customers on Polestar’s behalf. While Volvo Cars is assisting Polestar by including Polestar in the scope of Volvo Cars’ dealer agreement, Volvo Cars is not the principal (as it bears no responsibility to Polestar’s customers). Polestar respectfully advises the SEC that it accordingly concluded it is the principal in accordance with IFRS 15.B34-B38 and the service point operators supplies the respective service to it under separate arrangements to enable Polestar to deliver on its performance obligations.

In addition, Polestar respectfully advises the Staff that no revenue was recognized as of the year ended December 31, 2020 or 2019 as no customers had utilized after-market services. In the future, as the after-market services are utilized by customers, Polestar will recognize revenue on a gross basis in accordance with IFRS 15.B.35B due to its role as principal.

22.

Staff’s Comment: We note that you consider financial service providers as one of the categories of customers. Please revise to disclose the nature of the arrangements you have with these customers and revenue policy, if material. In this regard, please clearly identify the nature of the performance obligations specified in your contract.

Response: Polestar acknowledges the Staff’s comment and has amended the revenue recognition disclosure on pages F-67 to F-69, within Note- 1. Significant accounting policies and judgements – Revenue recognition to include additional disclosures related to financial service providers as one of the categories of customers. Within the revenue recognition discussion on pages F-67 to F-69, Polestar has clarified the performance obligations related to these customers as delivery of the vehicle and various services and maintenance.

23.

Staff’s Comment: For each type of sales contract identified on page F-44, please provide the disclosures required by IFRS 15.119, as applicable. Your disclosures should be specific to each arrangement and should avoid the use of generic boilerplate language. Your revised disclosure should include, but not be limited to, when you typically satisfy your performance obligations (e.g. shipment, upon delivery, as services are rendered or upon completion of service, etc.), significant payment terms, and any performance obligations to arrange for another party to transfer goods or services, as applicable.

Response: Polestar acknowledges the Staff’s comment and has reviewed its disclosure of significant accounting policies and judgements surrounding revenue recognition. Polestar respectfully advises the Staff that Polestar has clarified its disclosure and provided additional disclosures related to IFRS 15.119(b) on pages F-67 to F-69.

Further, as noted in our response to comment 20, except for the low-volume sales of the PS1, Polestar did not begin the commercialization and sale of vehicles until the third quarter of 2020. Accordingly, the nature and types of arrangement applicable to the periods currently presented have similar terms and conditions. Going forward, to the extent Polestar introduces different types of sales contract and arrangement with substantively different terms, it will provide additional disclosures in its future filings.

24.

Staff’s Comment: Please revise your revenue footnote to disclose the information required by IFRS 15.126(c) with respect to the amounts allocated to your performance obligations. In this regard, we note from your disclosure on page 304 that you utilize an expected cost-plus margin approach for estimating certain services and maintenance included with the sale of each vehicle, and the residual approach is used to allocate the transaction price to the performance obligations associated with the sale of vehicle.

Response: Polestar acknowledges the Staff’s comment and has amended the revenue recognition disclosure on pages F-67 to F-69, within Note- 1. Significant accounting policies and judgements – Revenue recognition to address IFRS 15.126(c).

Intangible assets and goodwill, page F-49

25.

Staff’s Comment: You state that the acquired IP related to the PS1 and PS2 represents foundational IP that is leveraged across multiple functions of the Group. Please provide the nature of the acquired IP in more detail and tell us why you believe the amortization of such assets should be included in research and development expenses rather than in cost of sales.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that when determining the presentation of the PS1 and PS2 IP amortization within the Consolidated Statement of Income, Polestar considered the nature and function of the expenses within Polestar under the guidance in IAS 1.99.

Polestar respectfully advices the Staff that acquired IP related to the PS1 and PS2 (collectively, the “PS1 and PS2 IP”) consists of baseline technology used in both the PS1 and PS2 vehicles. PS1 and PS2 IP, acquired from Volvo Cars, relates to the development of technology and upgrades for Polestar’s current and upcoming vehicles. This technology comprises autonomous driving systems, in-car digital systems, vehicle energy and motion control systems, propulsion systems, and vehicle design, among other systems or platforms utilized in Polestar’s vehicles. Hence, the technology associated with the PS1 and PS2 IP will be leveraged and fundamental in the development of Polestar’s vehicles going forward.

The PS1 represented a hybrid vehicle never intended for mass-production with a limited number of units sold. The PS1 developed awareness of the Polestar brand in the marketplace. However, critically important to the purpose of the PS1 was generating systematic technical datapoints and laying the foundation for progression in technologies associated with intuitive software, smart collision avoidance systems and connectivity features employed in future Polestar vehicles. The PS2 was Polestar’s first mass-produced battery electric vehicle (“BEV”). However, use of the PS2 IP is not limited to the development of the PS2. Similar to the PS1 IP, the technology associated with the PS2 IP enables the development of supplementary, as well as ancillary, technology for future vehicle production.

Based on the above, since the PS1 and PS2 IP will serve as a critical foundation for any subsequent model and all future BEVs developed by Polestar will make use of the associated technology, Polestar concluded that amortization of the related assets should therefore be included in research and development expenses rather than cost of sales. Polestar determined this classification provides the most relevant information to the readers of the financial statements to understand the nature of the expenses.

Note 4. Revenue, page F-59

26.

Staff’s Comment: We note that contract arrangements with fleet customers include volume discounts and repurchase rights, which are not included in other arrangements. Please tell us your consideration for providing disaggregated revenue by type of customer pursuant to IFRS 15.114 and 115.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that when determining whether to disaggregate revenue by type of customer under the guidance in IFRS 15.114 and 115, Polestar evaluated the IFRS 15 application guidance in IFRS 15.B87-89. Revenue from sales of vehicles is not viewed at the level of customer type because the core contractual obligations associated with the sale of electric vehicles to different types of customers are substantially the same and does not differ substantively in terms of the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Individuals (end customers), fleet customers, and financial service providers all receive the same connected services and maintenance included with the sale of a vehicle.

Polestar respectfully advises the Staff that regardless of the type of customer, contract terms for connected services and maintenance are substantially the same. The difference in contractual terms is primarily related to the upfront discounts and volume related bonuses that fleet customers and financial service providers may receive. Polestar accounts for these upfront discounts and volume related bonuses as part of variable consideration when determining the transaction price. There are no contracts with customers that contain repurchase rights in the years ended December 31, 2019 and 2020. There is only one contract with repurchase rights in the six months ended June 30, 2021 and is disclosed in our Unaudited Condensed Consolidated Financial Statements on pages F-115 and F-118.

Further, volume related bonuses are now more clearly reflected and discussed in the contract liability section of our revenue footnote, following updates to the Staff’s other comments. Accordingly, Polestar does not believe that presenting sales of vehicles by customer type would provide a more meaningful depiction of how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

In consideration of IFRS 15.B88, specifically, Polestar notes the following:

•

Information presented outside of Polestar’s financial statements (e.g., annual reports and investor presentations) does not disaggregate revenue by type of customer. Historically, investor presentations have never discussed revenue by type of customer.

•

The Group’s chief operating decision maker does not evaluate or review financial performance based on type of customer. The chief operating decision maker assesses financial information and the performance of the business on a consolidated basis as Polestar manages its business as a single operating segment under which Polestar develops and commercializes electric vehicles and related technologies. In this context, the quantity of vehicles sold and related revenues and expenses, on a consolidated basis, are the most reviewed metrics of financial performance related to vehicle sales to customers.

•

The Group’s information systems are not currently configured to produce reports with detailed information on customer type, given that is not the manner in which Polestar assess its revenue segments. Reconfiguring Polestar’s information system to produce this level of detail would be time consuming, costly, and require an onerous amount of effort.

After consideration of the above guidance and factors, Polestar believes no additional or incremental disclosures are required to satisfy the requirements in IFRS 15.114 and 115.

27.	Staff’s Comment: We note your contract liabilities table on page F-60. With respect to your remaining performance obligations, please include the disclosure required by IFRS 15.120(b).

Response: Polestar acknowledges the Staff’s comment and has amended the contract liabilities discussion on page F-69 within the revenue recognition section of Note 1 – Significant accounting policies and judgements to include the disclosure required by IFRS 15.120(b). Polestar respectfully advises the Staff that page F-44 included disclosure of the time periods over which contract liabilities were satisfied but was incomplete regarding the requirements of IFRS 15.120(b). Accordingly, Polestar respectfully advises the Staff that it amended page F-69 to include a complete disclosure of IFRS 15.120(b), rather than amending the discussion on page F-84 of Note 4 – Revenue to avoid redundancy.

General

28.	Staff’s Comment: Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff, that as disclosed on page 181 of the Registration Statement, while “[t]he GGI Charter provides that the doctrine of corporate opportunity does not apply with respect to any of GGI’s directors or officers unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of GGI and such opportunity is one GGI is legally and contractually permitted to undertake and would otherwise be reasonable for GGI to pursue,” that “GGI does not believe that this provision impacted GGI’s search for prospective business combination targets.” Polestar has also revised page 262 of the amended Registration Statement to reflect this disclosure.

29.	Staff’s Comment: Please clarify how the company determined itself to be a “pure play EV company” despite the Polestar 1 utilizing a petrol combustion engine.

Response: Polestar acknowledges the Staff’s comment and respectfully notes that the Polestar 1, an electric performance hybrid GT, was launched to establish Polestar in the premium luxury electric vehicle market in 2019 (see pages 279 and 282 to 283 of the amended Registration Statement). Production of the Polestar 1, which had a limited production run, ceased at the end of 2021 (see page 283 of the amended Registration Statement). Each of the Polestar 2, launched in 2020, and the Polestar 3, expected to launch in 2022, are purely electric vehicles. Similarly, the proposed Polestar 4 and Polestar 5 will be purely electric vehicles. Accordingly, Polestar respectfully submits that will be a “pure play EV company” at the time the Registration Statement is declared effective.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Timothy Cruickshank

Alex Lloyd

Kirkland & Ellis LLP

James R. Griffin

Kyle C. Krpata

Weil, Gotshal & Manges LLP